UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

GRAMERCY CAPITAL CORP.
(Name of Issuer)

8.125% Series A Cumulative Redeemable Preferred Stock, Par Value $0.001 per share
 (Title of Class of Securities)

384871307
 (CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, CA 94129
(415) 680-1180

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2012
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Indaba Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		780,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		780,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.15% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
_______________________________
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

Page 3 of 10 Pages

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Indaba Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		780,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		780,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.15% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
_______________________________
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer.

Page 4 of 10 Pages

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Indaba Capital Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		780,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		780,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.15% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
_______________________________
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer.

Page 5 of 10 Pages

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Derek C. Schrier

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		780,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		780,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.15% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
_______________________________
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer.

Page 6 of 10 Pages

Item 1. Security and Issuer.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on August 4, 2011, as amended by Amendment No. 1 to Schedule 13D on September 30, 2011 and by Amendment No. 2 to Schedule 13D on November 22, 2011 (as amended, the “Original Schedule 13D”).  This Amendment No. 3 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 3 have the meanings provided in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On January 17, 2012, the Issuer held the Special Meeting at which the Issuer announced the presence of a quorum in accordance with the Issuer’s Amended and Restated Bylaws, and the election of William H. Lenehan as the Preferred Director.

As previously disclosed by the Reporting Persons in the Original 13D, the Reporting Persons do not believe that the limited right to vote for a Preferred Director as a result of the Issuer’s failure to pay dividends on the Preferred Stock for six quarters should result in the shares of Preferred Stock to which this Amendment No. 3 relates being deemed to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act, but the Reporting Persons elected to take a conservative position with respect to the matter in the context of the Special Meeting and the election of the Preferred Director.  Now that the Special Meeting has been held and Mr. Lenehan has been duly elected to the Board of the Issuer as the Preferred Director, the Reporting Persons do not currently intend to make any further voluntary filings on Schedule 13D or otherwise under the Act with respect to the shares of Preferred Stock to which this Amendment No. 3 relates.

In addition to the Preferred Stock, the Fund holds 1,092,100 shares of Common Stock as of the date hereof.  Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Preferred Stock and Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Preferred Stock and the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Preferred Stock and/or Common Stock, selling some or all of their Preferred Stock and/or Common Stock, engaging in hedging or similar transactions with respect to the Preferred Stock and/or Common Stock, or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may also, from time to time, enter into and dispose of physical and/or cash-settled equity swaps, exchange traded and/or “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with one or more counterparties that are based upon the value of the Preferred Stock and/or Common Stock.

Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated with the following:

(a)           The following disclosure is based on a total of 3,525,822 shares of Preferred Stock outstanding as of November 11, 2011 based on information provided by the Issuer in its definitive information statement on Schedule 14C filed on December 19, 2011.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act: (i) the Fund may be deemed to beneficially own the 780,815 shares of Preferred Stock that it holds, representing approximately 22.15% of the Preferred Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 780,815 shares of Preferred Stock, representing approximately 22.15% of the Preferred Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 780,815 shares of Preferred Stock, representing approximately 22.15% of the Preferred Stock outstanding, and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 780,815 shares of Preferred Stock, representing approximately 22.15% of the Preferred Stock outstanding.

(b)            Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 780,815 shares of Preferred Stock beneficially owned by the Fund. None of the Reporting Persons has sole voting or dispositive authority over such shares.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Preferred Stock reported herein except to the extent of their pecuniary interest therein.

(c)           The Reporting Persons entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule A.

(d)           Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Preferred Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)           Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:                Joint Filing Agreement by and among the Reporting Persons.

Page 8 of 10 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2012

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
Derek C. Schrier

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit                      Description
99.1                          Joint Filing Agreement by and among the Reporting Persons

Schedule A

TRANSACTIONS IN THE PREFERRED STOCK EFFECTED ON BEHALF OF THE FUNDS AND THE ACCOUNTS DURING THE PAST 60 DAYS

Each of the following transactions was effected (i) for the account of Indaba Capital Fund, L.P. and (ii) in the open market through brokers.

Date of	Amount of Shares	Price Per Share
Transaction	Purchased (Sold)	($)
January 4, 2012	(26,000)	24.7825

Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT
       PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  January 17, 2012

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	Indaba Partners, LLC, its general partner

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
Derek C. Schrier